FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: April 6, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

TD Bank Financial Group appoints Frank McKenna as Deputy Chair
Former Ambassador to the U.S. McKenna brings unique blend of public and private sector experience to TD

Toronto, April 6, 2006 - TD Bank Financial Group (TDBFG) is pleased to announce the appointment of Frank McKenna as Deputy Chair of the Bank. In his new role, McKenna will be responsible for helping to build long-term business relationships that support the Bank’s growth strategy both in Canada and the United States. The appointment is effective May 1, 2006.

“We are thrilled that Frank will be adding his knowledge and expertise to our already strong senior executive team,” said TD’s President and CEO, Ed Clark. “Frank’s experience here in Canada and in the United States will be an asset to TD as we work to reinforce our market presence and grow our businesses in both countries,” added Clark.

Reporting to Ed Clark, McKenna will be responsible for supporting the Bank in its customer acquisition strategy, particularly in the area of Wholesale and Commercial banking. In addition, he will be responsible for representing TD as it works to expand its North American presence as one of the ten largest banks as measured by market capitalization.

“I’ve reached a point in my life where I want to be associated with projects and organizations that are important to me personally and that I think are important to Canada. Joining TD fulfilled both of those aspirations. My role at TD will be similar to work I’ve done over the last eight years for a variety of organizations, with the added benefit that I can now concentrate my efforts as part of one, integrated TD team with an unwavering focus on growth. It’s an incredibly exciting prospect and I look forward to working with Ed and his leadership team to contribute to such a successful and dynamic organization,” said McKenna.

First elected to the Legislative Assembly of New Brunswick in 1982, McKenna became the Premier of New Brunswick in 1987. After serving as Premier for 10 years, McKenna returned to the practice of law and served on a number of corporate boards, before being appointed Canada’s Ambassador to the U.S. in 2005. McKenna graduated from St. Francis Xavier University with a Bachelor of Arts degree, completed his post-graduate studies in political science at Queen’s University and graduated from the University of New Brunswick Law School.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on line customers. TD Bank Financial Group had CDN$384 billion in assets, as of January 31, 2006. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For more information:
Jeff Keay
TD Corporate Communications
416-982-7528